Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, California 90071
Telephone (213) 683-6000

May 23, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	CNI Charter Funds (File Nos. 333-16093, 811–7923) SEC Correspondence

Ladies and Gentlemen:

This letter sets forth questions received from Ms. Kimberly Browning and Mr. Richard Pfordte of the Commission staff on May 19, 2008 with respect to the new Opportunistic Value Fund series (the “Fund”) of CNI Charter Funds (the “Trust”) and our responses on behalf of the Trust.  The Trust filed an amendment (the “Amendment”) to the Trust’s Form N-1A registration statement (the “Registration Statement”) on March 10, 2008 in connection with the registration of the Fund.

The initial investor in the Fund will be a client (the “Client”) of the Fund’s sub-adviser, SKBA Capital Management, LLC (“SKBA”).  Certain assets of the Client (the “Account”) have been managed by SKBA using its “Value Opportunity” investment strategy since March 31, 2004.  The Client intends to contribute substantially all of the assets in the Account to the Fund, which SKBA intends to manage using substantially the same objectives, policies, guidelines and restrictions as those used by SKBA in managing the Account.  For the reasons set forth below, we believe the Fund meets the relevant standards set forth in MassMutual Institutional Funds1 and therefore may calculate performance of each class of the Fund for periods commencing prior to the commencement of the Fund (“Predecessor Performance”) by including the total return of the Account adjusted to reflect the deduction of fees and expenses applicable to each class as stated in the fee table of the applicable prospectus.

1.
Background of Account.  Ms. Browning requested that we provide certain background information regarding the Account, including the Client’s reasons for initial formation of the Account and for planning to contribute substantially all of the Account’s assets to the Fund.

Response. SKBA has indicated that the Client has been a separate account client of SKBA since 1994, and that at the Client’s request, SKBA began managing the

1 MassMutual Institutional Funds, 1995 SEC No-Act. LEXIS 747 (Sept. 28, 1995).

Securities and Exchange Commission
May 23, 2008

Account using SKBA’s “Value Opportunity” investment strategy on March 31, 2004.  SKBA understands that the Client formed the Account in order to increase the exposure of the Client’s investment portfolio to equity securities, and represents that the Account was not formed for the purpose of creating a performance history for the Fund.

SKBA has further explained that the Client recently informed SKBA of the Client’s determination to invest its entire investment portfolio in investment products that are valued and priced daily, such as mutual funds, rather than separate accounts, and inquired about the possibility of investing the assets in the Account into a mutual fund product managed by SKBA using the same investment strategy used by SKBA in managing the Account.  After analyzing the economic terms and viability of such a fund, management of the Trust determined to organize the Fund.

2.
Other Accounts.  Ms. Browning asked a) whether the Account is the only account managed by SKBA using substantially the same objectives, policies, guidelines and restrictions as the Fund, b) if not, how many other accounts are managed in such manner, and c) why any such accounts are not proposed to be included in the Predecessor Performance.

Response.  SKBA has indicated that it currently manages eight institutional or tax exempt accounts, including the Account, which have substantially the same objectives, policies, guidelines and restrictions as the Fund and are included in SKBA’s Value Opportunity composite.  SKBA also manages seven additional accounts using its Value Opportunity strategy which are not included in the Value Opportunity composite (identified as “Non-composite Accounts” in the table set forth in the response to item 3 below) because those accounts have materially different characteristics, including different initial portfolio holdings, cash needs, cash flow requirements, and tax circumstances that result in certain low tax cost, high imbedded gain stocks to be held longer than they might by accounts included in the composite, which result in different portfolio holdings and dispersion of returns.

The Account is the only account proposed to be included in the Predecessor Performance because the Client is the only client that has requested that its account “convert” to the Fund (i.e., contribute all of its assets to the Fund).  SKBA has indicated that the other separate accounts SKBA manages using its Value Opportunity strategy will be continuing as separate account clients of SKBA.

3.
Performance of Other Accounts.  Ms. Browning and Mr. Pfordte asked that we describe how the performance of the Account compares to the performance of the other accounts managed by SKBA using substantially the same objectives, policies, guidelines and restrictions as the Fund, and that we disclose the inception date of each such account and the differences, if any, between each account and the Account.

Securities and Exchange Commission
May 23, 2008

Response.  SKBA has provided the annualized performance of its Value Opportunity composite, the Account and all other accounts in SKBA’s Value Opportunity composite.  There are no substantive differences between the objectives, policies, guidelines and restrictions of any of the accounts in the composite, including the Account.  The following table also includes SKBA’s “Non-Composite Accounts.”

Annualized Returns of SKBA’s Value Opportunity Accounts

Composite/ Account (Inception)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Composite(3) (7/1/96)	29.3%	19.0%	8.3%	10.7%	9.0%	(20.4%)	33.2%	17.3%	11.6%	15.7%	(2.5%)
Account (3/31/04)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.6%	15.7%	(2.0%)
Account 1(4) (12/31/93)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	19.5%	11.9%	16.2%	(3.0%)
Account 2(1) (6/30/96)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Account 3 (11/30/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.7	11.7	n/a(2)	(2.9)
Account 4 (11/30/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	17.1	11.6	15.6	(2.8)
Account 5 (11/30/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	17.1	11.6	15.7	(2.9)
Account 6 (9/30/06)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(3.0)
Account 7 (9/30/06)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(3.2)
Non-Composite Accounts
Account 8 (6/30/96)	29.3%	19.0%	8.3%	10.7%	9.0%	(20.4%)	33.5%	n/a	n/a	n/a	n/a
Account 9 (9/30/02)	n/a	n/a	n/a	n/a	n/a	n/a	31.3%	26.3%	17.8%	n/a	n/a
Account 10 (6/30/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	20.1%	11.0%	14.2%	(1.9%)
Account 11 (7/31/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	19.8%	8.5%	12.9%	0.1%
Account 12 (7/31/03)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	19.5%	13.4%	14.1%	0.6%
Account 13 (1/31/04)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.5%	12.7%	(1.5%)
Account 14 (7/31/2004)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	8.1%	14.1%	(1.4%)

Securities and Exchange Commission
May 23, 2008

n/a = Not applicable.

(1) At its inception date, the objective of Account 2 was to follow SKBA’s Value Plus equity strategy.  In 2000, the client changed the objective of Account 2 to follow a blend of SKBA’s Value Plus and Value Opportunity strategies.  In early 2007, the client changed the objective of Account 2 to Value Opportunity only, and after an appropriate transition period, Account 2 was added to the Value Opportunity composite in the fourth quarter of 2007.  The composite includes information only for accounts managed for an entire year.

(2) Performance in 2006 for Account 3 was not included because the owner of the account instructed SKBA to invest the assets of the account in cash reserves for a period of more than three months in 2006.

(3) SKBA’s Value Opportunity composite includes institutional or tax-exempt accounts with a minimum of $500,000 in assets at the inception of its inclusion in the composite.

(4) Account 1 changed its objective to the Value Opportunity strategy and was added to the Value Opportunity composite in the fourth quarter of 2004.  The composite includes information only for accounts managed for an entire year.

4.	Transfer of Portfolio. Ms. Browning asked that we confirm that substantially all, and not simply a portion, of the assets of the Account are being transferred to the Fund.

Response. SKBA has confirmed that substantially all, and not simply a portion, of the assets of the Account are being transferred to the Fund.

5.	Subchapter M Compliance. Ms. Browning asked that we confirm that the Account meets the requirements of a registered investment company under Subchapter M of the Internal Revenue Code of 1986.

Response.  SKBA has confirmed that as of this date the Account complies with the provisions applicable to a registered investment company under Subchapter M of the Internal Revenue Code of 1986 (the “Code”).  SKBA has also indicated its belief that the Account would have complied with the provisions applicable to a registered investment company under Subchapter M since the inception of the Account; however, we note that formal testing of the Account to ensure compliance with Subchapter M was not performed.

6.
Roles of Investment Adviser and Sub-Adviser.  Ms. Browning asked that we confirm that the daily active portfolio management of the Fund will be performed solely by SKBA, the investment adviser to the Account, and that the role of City National Asset Management, Inc. (“CNAM, Inc.”), the Fund’s investment adviser, be described.

Securities and Exchange Commission
May 23, 2008

Response.  Management of the Trust has confirmed that daily active portfolio management of the Fund will be delegated by CNAM, Inc., the Fund’s investment adviser, to SKBA, and that CNAM, Inc.’s role will consist of monitoring and overseeing the performance of SKBA as the Fund’s sub-adviser.

We acknowledge on behalf of the Trust that:  (i) it is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

I will be unavailable from Friday, May 23, 2008, until Friday, June 6, 2008.  Please direct any inquiries regarding this filing to Michael Glazer at (213) 683-6207 during that time, or to me at (213) 683-6163 on or after June 6, 2008.  Thank you for your assistance with respect to this matter.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee
for Paul, Hastings, Janofsky & Walker LLP